SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001 -20
PUBLICLY HELD COMPANY

CVM Registrar 1431 - 1

SUMMARY OF THE MINUTES OF THE 168th SPECIAL SHAREHOLDERS’ MEETING

1. PLACE: Rua Coronel Dulcídio, nº 800, Curitiba - PR. 2. DATE AND TIME: August 24, – 2:00 p.m.. 3. CALL NOTICE: Call notice published by the Official Gazette of the State and newspapers “O Estado do Paraná” and “Diário Comércio Indústria e Serviços – DCI”. 4. ATTENDANCE: eighty six wholes, thirty-seven hundredth per cent (86.37%) of the voting capital, as per signatures on the Shareholders’ Attendance Book 3, page 40 5. PRESIDING BOARD: SÉRGIO BOTTO DE LACERDA - Chairman; MARLOS GAIO - Secretary. 6. DELIBERATIONS: I. elected, by unanimous vote, Mr. Luiz Antonio Rodrigues Elias, appointed by the shareholder BNDES Participações S.A. in replacement of the Board Member, Mr. Francelino Lamy de Miranda Grando, appointed and elected by the 50th Annual General Meeting held on April 25, 2005; - as per the shareholders’ agreement executed between BNDESPAR and the State of Paraná in 1998 -, to complete the 2005-2007 term of office; II. approved, by unanimous vote, with abstention of shareholder BNDES Participações S.A. the adequacy of the main section of article 4 of the Company’s Bylaws in order to adjust the number of shares, due to the conversion of PNA shares into PNB shares, as per shareholder’s request, in accordance with the prerogative foreseen at paragraph 1 of article, with the following wording: Article 4 - Underwritten paid up capital is R$ 3,875,000,000.00 (three billion and eight hundred and seventy-five million reais) represented by 273,655,376,270 (two hundred and seventy-three billion, six hundred and fifty-five million, three hundred and seventy-six thousand and two hundred and seventy) shares, with no par value, composed of 145,031,080,782 (one hundred and forty-five billion, thirty-one million, eighty thousand and seven hundred and eighty-two) ordinary shares, and 128,624,295,488 (one hundred and twenty-eight billion, six hundred and twenty-four million, two hundred and ninety-five thousand and four hundred and eighty-eight) preferred shares, of which 403,355,400 (four hundred and three million, three hundred fifty-five thousand and four hundred) are class “A” shares, and 128,220,940,088 (one hundred and twenty-eight billion, two hundred and twenty million, nine hundred and forty thousand and eighty-eight) are class “B” shares.

SIGNATURES: SÉRGIO BOTTO DE LACERDA – State of Paraná representative and Chairman of the Meeting; LEONARDO FORSTER – BNDES Participações S.A. - BNDESPAR; DANIEL ALVES FERREIRA – The Master Trust Bank of Japan, Ltd. RET; Norges Bank; MIGUEL PAIVA LACERDA - Centrais Elétricas Brasileiras S.A. – ELETROBRÁS. MARLOS GAIO – Secretary.
Full text of the Minutes of the 168th Special Shareholders’ Meeting was drawn up on Book #09 of Companhia Paranaense de Energia - COPEL, registered with the Board of Trade of Paraná State under #00/010561-9, on 3.23.2000.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.